FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   February 15, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Monday, February 14, 2005, Vancouver, B.C.

     Symbol “AKV”: TSX Venture Exchange

ACREX OPTIONS REFERENDUM GOLD-COPPER PROPERTY

IN SOUTHEASTERN BRITISH COLUMBIA

Acrex Ventures Ltd. (“Acrex”) has entered into an option (“Option”) agreement (the “Agreement”) with Tom Cherry (“the Optionor”) of Nelson BC, to acquire a 100% interest in the Referendum Gold-Copper Property consisting of 53 Mineral Units covering approximately 850 hectares (2,100 acres). The property is located approximately 20 kilometres west of Nelson in southeastern BC.  Under the terms of the Agreement, to maintain the Option, Acrex has to make cash payments totaling $165,000 and issue 200,000 common shares to the Optionor over a 60 month period following receipt of Exchange acceptance.  During the first year of the Agreement, the requirement, to maintain the option, will be the payment of $25,000 and the issuance of 100,000 shares.

Upon completion of the 60 month cash and share payments noted above, Acrex will have earned 100% ownership of the Property, subject to a 3.0% net smelter returns royalty (“NSR”) and the issue of a further 200,000 shares.  The 200,000 shares must be made within 60 days after the receipt by Acrex of a positive feasibility study on the Property.  Acrex will have the right to purchase 66 2/3% of the NSR from the Optionor for $1,000,000 at any time up to 6 months following the date of Commencement of Commercial Production. The Agreement is subject to acceptance for filing by the TSX Venture Exchange.

The Referendum Property was historically explored for its gold potential, and a number of trenches and some underground development exists along narrow quartz veins in the area of historic work.  Tom Cherry, the Optionor, has obtained encouraging results from a number of bulk samples along these veins.  While working the property, the Optionor noted an extensive zone of secondary copper mineralization within a schistose volcanic outcrop located some 1,500 metres from the area of gold vein development.

The property was recently inspected by the company’s consulting geologist, Perry Grunenberg, P.Geo, of P&L Geological Services.  Mr. Grunenberg is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101. Although the property was snow covered at the time of the visit both the gold bearing quartz veins and the copper mineralized sections were inspected and sampled.  The sampling confirmed the presence of significant gold and copper mineralization on the property. In the copper zone, a three metre long chip sample taken across the apparent width of the zone, assayed 4.44% copper and 13.0 g/tonne silver.  In the gold zone visible gold was noted in several narrow quartz veins. Grab samples taken from two of these veins assayed 138.16 g/tonne and 37.84 g/tonne respectively.

The company is currently planning an exploration program that will focus on testing the recently discovered copper mineralization, but will also assess the gold potential of the property.  A program of geological mapping, geochemical sampling, geophysical surveying, trenching and diamond drilling is planned to commence in late May 2005.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.